Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02060377

02 NOV 18 AM 9:30

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2002-11-14

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of November 14, 2002 "Investment of 23 million euros in Asia – Henkel Group Opens Technology Center in Japan".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas

T.G. Kühn

12/12

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 120-2002.doc

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media worldwide.

With my very best regards

Ernst Primosch

Press Release

Investment of 23 million euros in Asia

Henkel Group Opens Technology Center in Japan

The Henkel Group is investing in the Asian market: at the end of September 2002, the new "Henkel Loctite Technology Center Asia Pacific" was officially

opened in Yokohama, Japan. Over 130 employees are working to ensure that industrial customers of Henkel Technologies throughout Asia will be provided with individual, tailor-made products and systems solutions in the future.

Düsseldorf, Germany/Yokohama, Japan - "The new technology center enables us to better meet the requirements of our customers, namely the Japanese as well as Asian automotive and electronics industries," says Guido De Keersmaecker, Executive Vice President Henkel Technologies of the Henkel Group. The company not only aims to offer customer and engineering services in Yokohama, but also to establish the product development efforts of Henkel Loctite for the Asian market there.

Henkel Loctite can exploit the advantages of four technology centers located in the USA, Germany, Ireland and Japan. Each has defined priorities in accordance with specific regional requirements. "It is particularly important for Henkel Loctite as a specialist in engineering adhesives to individually advise and consult its customers throughout the world. Henkel Loctite was responsible for the implementation of the project in Japan," states Heinrich Grün, Corporate Vice President Loctite Engineering Adhesives of the Henkel Group. Henkel has invested a total of 23 million euros in the new location.

Following the acquisition of the industrial property, a complete renovation of the existing building began in March of 2001. In the meantime, the company can take advantage of 6,200 square meters of built-up area, which now includes research and development facilities for Henkel Loctite, the main user which has lent its name to the technology center, as well as for Henkel Industrial Adhesives.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The branded business sectors are Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives and Surface Technologies. The Company operates in over 75 countries. In the first nine month of fiscal 2002, the Henkel Group generated

sales of 7.3 billion euros and an operating profit (EBIT) of 490 million euros. 46,219 employees work for the Henkel Group worldwide.

November 14, 2002

Contact
Henkel Group
Corporate Communications
Mr. Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-2484
e-mail: ernst.primosch@henkel.com

Sven Jacobsen
Tel.: +49-211-797-63 21
Fax.: +49-211-798-24 84
e-mail: sven.jacobsen@henkel.com
Internet: http://www.press.henkel.com, http://www.henkel-technologies.com

Presseinformation